Exhibit 107

Calculation of Filing Fee Table

FORM S-1
(Form Type)

Conifer Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Debt	Senior Unsecured Notes Due	Rule 457(o)	$32,000,000.00	0.0000927	$2,966.40
Total Offering Amounts					$2,966.40
Total Fee Offsets					-
Net Fee Due					$2,966.40